SEC Comments and Related Responses

January 6, 2017

Mr. David Manion
Division of Investment Management
U.S. Securities and Exchange Commission
Office of Disclosure
100 F Street, N.E.
Washington, D.C. 20549-4644

Re: Funds Listed in Appendix

Dear Mr. Manion:

This letter responds to the Securities and Exchange Commission (SEC) staff’s review comments discussed with Alan Dupski and Lauren Walsh on November 9, 2016, related to the annual reports and prospectuses of the referenced T. Rowe Price funds (Price Funds).

1.	Staff Comment: Confirm in correspondence that the Price Funds’ policy for recapture of previously waived expenses complies with the following staff guidance:
	-	the recapture period does not exceed three years, and
	-	in situations where an expense limitation changes, the fund will recapture expenses only to the extent that the expense ratio of the fund falls below the lesser of the expense limitation in effect at time of waiver and the expense limitation in effect at time of recapture.

Management Response: We confirm that the Price Funds’ policy for recapturing previously waived expenses complies with the following staff guidance:
	-	a fund’s recapture period will not exceed three years, and
	-	in the situation where a fund’s expense limitation changes, the fund will repay expenses only to the lesser of the expense limitation in effect at time of waiver or the expense limitation in effect at time of recapture.

2.	Staff Comment: The staff noted that the Price Funds with expenses subject to recapture disclose the total amount subject to recapture, but do not disclose the amount recapturable by fiscal year. Please consider adding this disclosure.

Management Response: We are not aware of a specific requirement to disclose this information and believe that the current disclosure is appropriate.

3.	Staff Comment: The staff noted that for certain Price Funds with all-inclusive fee arrangements (e.g., International Stock Portfolio, Institutional High Yield Fund, Summit Municipal Intermediate Fund, Summit Income Fund, and Institutional Core Plus Fund), the staff could not readily determine the types of liabilities included in the “other liabilities” balance. Please indicate what types of liabilities comprise the “other liabilities” balance.

Management Response: With regard to all “other liabilities” balances, it is the policy of the Price Funds to disclose separately on the statement of assets and liabilities (SAL) any balance that exceeds 5% of net assets. While S-X Rule 6-04 does not mention materiality in determining which line items to disclose on the SAL, S-X Rule 4-02 states, “If the amount which would otherwise be required to be shown with respect to any item is not material, it need not be separately set forth. The combination of insignificant amounts is permitted.” It is the Price Funds’ position that, with the exception of balances related to affiliates, assets and liabilities of less than 5% of net assets are immaterial for separate disclosure on the SAL. No individual liability balance exceeded this materiality threshold for the Price Funds listed in the staff’s comment at each fund’s respective fiscal year-end reviewed by the staff, as indicated in the Appendix. The “other liabilities” balance in each referenced report may consist of payables related to spot foreign exchange contracts and/or income distributions.

4.	Staff Comment: The staff noted that for certain Price Funds with broader expense categories (e.g., Virginia Tax-Free Bond Fund, New York Tax-Free Bond Fund, New Jersey Tax-Free Bond Fund, Georgia Tax-Free Bond Fund, Maryland Tax-Free Bond Fund, California Tax-Free Bond Fund, Institutional Frontier Markets Equity Fund, Treasury Reserve Fund, Government Reserve Fund, High Yield Fund, Short-Term Bond Fund, GNMA Fund, New Income Fund, Personal Strategy Growth Fund, and Personal Strategy Balanced Fund), the staff could not readily determine the types of liabilities included in the “other liabilities” balance based on expense categories on the statement of operations. Please indicate what types of liabilities generally comprise the “other liabilities” balance.

Management Response: As described in our response to Staff Comment 3 above, with regard to all “other liabilities” balances, it is the policy of the Price Funds to disclose separately on the SAL any balance that exceeds 5% of net assets. No individual liability balance exceeded this materiality threshold for the Price Funds listed in the staff’s comment at each fund’s respective fiscal year-end reviewed by the staff, as indicated in the Appendix. The “other liabilities” balance in each referenced report may consist of payables related to spot foreign exchange contracts, income distributions, custodian fees, registration fees, directors/trustees fees, and/or other immaterial accrued expenses.

As noted in our response to staff comments on various Price Funds, dated October 25, 2016, certain Price Funds had directors/trustees fees payable at period-end included in other liabilities, as they were quantitatively immaterial to each fund’s SAL. We have considered the staff’s comment and will begin to disclose these balances separately on the SAL as soon as practicable, but no later than the April 30, 2017 semiannual reports.

5.	Staff Comment: The staff noted that for Equity Index 500 Portfolio investment management fees payable at December 31, 2015 were roughly 50% of expenses for the year. Investment management fees payable continued to be large in comparison to investment management expenses at June 30, 2016. Please confirm that investment management fees are paid monthly, as disclosed in the notes to financial statements.

Management Response: As disclosed in the notes to financial statements, Equity Index 500 Portfolio pays an all-inclusive management fee, which covers investment management, as well as ordinary, recurring operating expenses such as shareholder servicing, transfer agency, accounting, and custody services provided to the fund, and fund directors’ fees and expenses. The fund accrues expenses daily equal to the all-inclusive fee rate and settles with the manager monthly. To facilitate processing of expenses associated with the operations of the fund, the fund maintains expense detail and processes vendor payments directly and settles on a net basis in cash with the manager each month. Accordingly, expenses and net assets properly reflect the all- inclusive fee rate but the (cash and) payable balance on the SAL may be large relative to the expense balance on the statement of operations due to the timing of payments of operating expenses to service providers.

6.	Staff Comment: The staff noted that Blue Chip Growth Portfolio (BCG) and New America Growth Portfolio (NAG) contain disclosure in the prospectus regarding industry or sector concentration risk, specific to the technology sector. However, both funds had at least one additional sector comprising 25% or greater of the fund at June 30, 2015 and/or December 31, 2015. Please consider expanding this disclosure in the prospectus to consider additional sector concentrations or sector concentrations generally.

Management Response: While the prospectuses for BCG and NAG both contain robust risk disclosure on the risks of investing significantly in the technology sector, we note that both prospectuses contain risk disclosure on industry or sector concentrations generally in the Principal Risks section of the summary section under the heading “Industry risk,” which states, “[t]o the extent the fund invests in specific industries or sectors, it may be more susceptible to developments affecting those industries and sectors.” Nonetheless, as part of each fund’s next annual prospectus update, we will work with the applicable portfolio managers to determine whether the funds’ exposure to other sectors (e.g., the consumer discretionary sector) is expected to continue and, if so, we will consider adding additional sector-specific strategy and risk disclosure at that time.

7.	Staff Comment: The staff noted that BCG and NAG held greater than 5% of net assets in Amazon and Alphabet at December 31, 2015. Please discuss compliance policies around sector and individual investment concentrations.

Management Response: The Price Funds have policies and procedures in place to monitor on a daily basis compliance with all prospectus and regulatory requirements, including restrictions for diversified investment companies under Section 5(b)(1) of the Investment Company Act of 1940 (1940 Act). The compliance program consists of automated and manual pre-trade, post-trade, and portfolio compliance monitoring. We confirm that there were no compliance violations relating to 1940 Act diversification or any other prospectus or regulatory requirements for either BCG or NAG for the year ended December 31, 2015.

8.	Staff Comment: The staff noted that certain Price Funds investing in municipal bonds (e.g., Virginia Tax-Free Bond Fund and New York Tax-Free Bond Fund) contain statements in management’s discussion of fund performance that the fund has no direct exposure to Puerto Rico’s bonds. However, certain funds have one or more Puerto Rican bonds disclosed on the portfolio of investments. Please explain how these statements are consistent with the portfolio of investments.

Management Response: The Puerto Rican bonds disclosed on the referenced Price Funds’ portfolios of investments are prerefunded and disclosed as such; thus, they are no longer exposed to Puerto Rico’s credit risk. We believe the statement in management’s discussion of fund performance is consistent with the risk profile for these securities and the disclosures included in the portfolio of investments.

9.	Staff Comment: The staff noted that certain Price Funds held zero-coupon bonds that were disclosed as being non-income producing. Are these securities accreting? If so, please consider disclosing the yield associated with these securities.

Management Response: The zero-coupon bonds noted by the staff were received in a restructuring and are not accreting, and we believe that the non-income-producing disclosure is appropriate.

10.	Staff Comment: The staff noted that International Bond Fund holds Japanese and Mexican bonds where par value appears to be denominated in the local currency, but the local currency is not disclosed. Other securities in the portfolio of investments did have a currency disclosed. Please disclose where applicable.

Management Response: Price Funds that invest primarily in international securities present the portfolio of investments categorized by country. Such funds include a tick mark in the statement header that explains, “Country classifications are generally based on MSCI categories or another unaffiliated third party data provider; Par/Shares are denominated in the currency of the country presented unless otherwise noted.” Consistent with this disclosure, securities presented under each country heading are denominated in the currency of that country unless otherwise indicated. The bonds noted by the staff were presented under the “Japan” and “Mexico” country classifications and are denominated in Japanese yen and Mexican pesos, respectively, and therefore do not require separate disclosure of a currency.

11.	Staff Comment: For Price Funds investing in residual interest bonds, are the funds buying these bonds only in the secondary market? If not, do any of these funds have credit arrangements with trusts or a liquidity provider?

Management Response: The Price Funds purchase residual interest bonds only in the secondary market. Every residual interest bond currently owned by the Price Funds was purchased as a residual interest in the secondary market, and any future residual interest purchases are expected to also be purchased in the secondary market.

12.	Staff Comment: The staff noted that Limited-Term Bond Portfolio (LTP) disclosed increases in net assets of 17% and 50% related to futures and foreign currency transactions, respectively, and GNMA Fund disclosed losses related to futures of greater than 25% of the fund’s change in net assets and notional exposure of 6% to 21% of net assets during the year ended May 31, 2016. Please describe how the fund’s disclosure in management’s discussion of fund performance (MDFP) complies with staff guidance contained in Barry Miller’s letter to the ICI on July 30, 2010.

Management Response: When assessing the need for derivatives disclosure in a fund’s MDFP, the Price Funds’ policy considers the materiality of the impact of derivatives usage. Materiality is evaluated primarily on three criteria: (1) total performance impact of derivatives, (2) performance impact of derivatives by partitioned exposure type (e.g., credit, currency, equity, interest rates), and (3) notional exposure as a percentage of the fund’s net assets. Each of the performance impact criteria is subject to defined minimum thresholds, i.e., one expressed as a percentage of the fund’s total return and a second expressed as absolute contribution to total return. These minimum thresholds are intended to avoid disclosure in the situation where a fund’s total return is close to 0% and, therefore, even immaterial derivative impacts, in absolute terms, are a significant percentage of the fund’s total return (e.g., discussion in the MDFP may not be warranted if a fund’s total return is 0.05% and derivatives contributed 80% of this return, or 0.04%).

In accordance with the Price Funds’ policy, LTP did not require disclosure in the MDFP because the performance impact criteria did not exceed our minimum return contribution thresholds.

GNMA Fund did exceed certain of our established thresholds for the year ended May 31, 2016, and disclosure regarding the impact of derivatives on GNMA Fund’s performance was inadvertently excluded from the MDFP. We assessed the materiality of this omission, and we have determined that it is unnecessary to amend GNMA Fund’s filing on Form N-CSR. While neither the use of futures nor derivatives generally was disclosed in the MDFP, GNMA Fund used futures contracts primarily to create exposure to changes in interest rates, and there was robust discussion in the MDFP of the interest rate environment impacting GNMA Fund during the year ended May 31, 2016. GNMA Fund’s financial statements and notes to financial statements also included all required disclosures, including individually disclosing each futures contract held at period-end, the realized and change in unrealized gain/loss from futures during the year by exposure type and instrument type, and the volume of derivatives activity during the year. As such, we believe a reader of the shareholder report has adequate information to understand the impact of derivatives on GNMA Fund’s performance during the year ended May 31, 2016. We have taken steps to ensure that future MDFP discussions for GNMA Fund will comply with our internal policies regarding derivatives performance attribution disclosure and the SEC staff’s guidance in this area.

13.	Staff Comment: Given the derivative usage in Limited-Term Bond Portfolio (LTP), Short-Term Bond Fund (STB), and GNMA Fund, consider noting derivatives as primary investment strategy and risk in the prospectus.

Management Response: We note that the prospectus for GNMA Fund currently lists interest rate futures and interest rate swaps as principal investment strategies with accompanying risk disclosure. As a result, we do not feel that any additional strategy or risk disclosure on derivatives is necessary for GNMA Fund. With respect to the prospectuses for LTP and STB, both list derivatives, such as interest rate futures, as an additional strategy (although not a principal strategy) with accompanying risk disclosure in the statutory section of each fund’s prospectus. During the year ended May 31, 2016, the volume of STB’s activity in futures, based on underlying notional amounts, was generally between 0% and 11% of net assets, and during the six months ended June 30, 2016, the volume of LTP’s activity in futures, based on underlying notional amounts, was generally between 2% and 8% of net assets. Although previous versions of Form N-1A defined “significant investment policies or techniques” to exclude practices that placed 5% or less of a fund’s assets at risk, this standard was removed in the current version of the form. Based on the current level of futures exposure, we feel that our derivative risk disclosure is currently adequate; however, as part of each fund’s next annual prospectus update, we will work with the portfolio manager to determine if these derivatives should be included as a principal investment strategy rather than an additional strategy.

14.	Staff Comment: For Price Funds that are sellers of protection on credit default swaps, the staff noted the following disclosure in the notes to financial statements: “Generally, the payment risk for the seller of protection is inversely related to the current market price or credit rating of the underlying credit or the market value of the contract relative to the notional amount, which are indicators of the markets’ valuation of credit quality.” However, the credit rating or implied credit spread of underlying reference obligations was not disclosed. Please consider disclosing the implied credit spread or credit rating.

Management Response: The Price Funds’ policy for complying with ASC 815-10-50-4k-a.4, when a fund is a seller of protection on credit default swaps, is generally to disclose the price of the underlying obligation in local currency. In the case of credit default swaps where the underlying asset is other than a single security (e.g., an index), we believe that the market value of the swap gives is the best indicator of payment/performance. We are not aware of a specific requirement to disclose the credit rating or implied credit spread of underlying reference obligations and believe the current disclosure of the price of the underlying obligation is appropriate.

15.	Staff Comment: The staff noted that for High Yield Fund at May 31, 2016, the fund held a bilateral credit default swap as seller of protection with Citibank, but disclosure indicates that the fund pays 5% and receives upon credit default. Please respond as to whether this was in fact a swap where protection was purchased or if the details of the swap are incorrect.

Management Response: We confirm that the fund was a seller of protection on the credit default swap with Citibank noted by the staff at May 31, 2016. We acknowledge that the words “pay” and “receive” were reversed in the description of the swap. The swap table should have shown “Receive 5.00%, Pay upon credit default” in the description. We assessed the materiality of the error from a quantitative and qualitative perspective, and we have determined that it is unnecessary to amend the fund’s filing on Form N-CSR for the following reasons: The remainder of the details for the swap contract, including market value, unrealized gain, notional amount, and classification as protection sold, were appropriately presented in the holdings table; there was no impact to net assets or any other balance on the financial statements or financial highlights; and the error was a typographical error, isolated to one specific swap contract, and not a result of the use of inappropriate or inconsistent underlying data.

16.	Staff Comment: The staff noted that for GNMA Fund at May 31, 2016, the realized gain (loss) section of the table disclosing the location of gain (loss) on the statement of operations does not appear to foot. Please confirm that the total realized gain (loss) on derivatives is correct on the statement of operations.

Management Response: We confirm that the net realized gain (loss) for each individual derivative type on the statement of operations (i.e., futures and swaps) for GNMA Fund at May 31, 2016 is appropriately presented. We acknowledge that the total net realized gain (loss) for derivatives in the table in the notes to the financial statements summarizing the location of realized gain (loss) amounts on the statement of operations does not present an accurate total balance that is consistent with the statement of operations, due to inadvertent omission of parenthesis to indicate that the balance was negative. We assessed the materiality of this error from a quantitative and qualitative perspective and have determined that it is unnecessary to amend the fund’s filing on Form N-CSR for the following reasons: Net realized gain (loss) on derivatives included on the statement of operations are appropriately presented; the individual realized gain (loss) amounts by derivative type presented in the table in the notes to the financial statements are consistent with those presented on the statement of operations; there was no impact to net assets or any other balance on the financial statements or financial highlights; and the incorrect balance was due to a typographical error and not a result of the use of inappropriate or inconsistent underlying data.

17.	Staff Comment: The staff noted that certain Price Funds include a tabular disclosure to address the balance sheet offsetting disclosure requirements of ASC 210 (e.g., International Bond Fund) and others contain only a narrative disclosure (e.g., Emerging Markets Bond Fund). Please discuss the Price Funds’ policy for this disclosure.

Management Response: It is the policy of the Price Funds to apply a materiality threshold when determining whether to include a tabular disclosure in the notes to the financial statements to meet the quantitative balance sheet offsetting disclosure requirements of ASC 210 or if a narrative disclosure is sufficient.

18.	Staff Comment: For Price Funds with mortgage dollar rolls, please confirm in correspondence that the fund is appropriately applying the provisions of ASC 860, specifically paragraphs 860-10-55-17 and 860-10-55-59.

Management Response: The Price Funds participate in mortgage dollar rolls on government agency mortgage-backed securities. The Price Funds’ policy is to account for these mortgage dollar rolls as purchases and sales, and we believe that our policy complies with ASC 860.

19.	Staff Comment: The staff noted that for International Bond Fund (IBF) at December 31, 2015, the number of contracts in the written options roll-forward appears to be inconsistent with the number of contracts on the portfolio of investments. Please describe how the portfolio of investments and written options roll-forward disclosures are consistent.

Management Response: For written options, the Price Funds’ policy is to disclose the total number of shares or total contract value of the securities underlying the options in the portfolio of investments and the total number of contracts in the written options roll-forward in the notes to the financial statements. At December 31, 2015, IBF held written foreign currency options for which there is no underlying contract multiplier (i.e., shares/par and number of contracts are the same). We confirm that the portfolio of investments and written options roll-forward disclosures are consistent, as the aggregate share/par amount for written options in the portfolio of investments is equal to the total number of contracts outstanding at the end of the period in the written options roll-forward disclosure. In the written options roll-forward disclosure, the number of contracts is presented to the whole contract number and premiums are presented in $000s.

20.	Staff Comment: The staff noted that for IBF at December 31, 2015, the volume of activity for swaps based on underlying notional amounts was disclosed as 0%–5% based on underlying net assets, while the notional exposure as a percentage of net assets based on individual swaps held by the fund at December 31, 2015 is 18%. Please describe how these disclosures are consistent.

Management Response: The Price Funds’ policy is for the notional amount of individual swap contracts to be denominated in the currency of the country category in which the swap is presented on the portfolio of investments, unless otherwise noted. In order to compute the notional exposure as a percentage of net assets based on individual swaps held at period-end, the notional amount for each individual swap contract disclosed in a country category other than “United States” must first be converted to U.S. dollars (USD). Once converted to USD, the total of the absolute values of the notional amounts of swap contracts as a percentage of net assets at December 31, 2015 falls within the 0%–5% range disclosed in the notes to the financial statements.

21.	Staff Comment: For Price Funds holding bank loans (e.g., Floating Rate Fund and High Yield Fund), please disclose amounts of unfunded commitments and details of individual unfunded commitments in the notes to financial statements.

Management Response: The Price Funds’ policy is to disclose the total amount of unfunded commitments, if any, in the notes to financial statements. The funds referenced in the staff comment had no unfunded commitments at May 31, 2016. We are not aware of a specific requirement to disclose the details of individual unfunded commitments in the notes to the financial statements and believe that the current disclosure policy is appropriate.

22.	Staff Comment: For Price Funds holding bank loans (e.g., Floating Rate Fund and High Yield Fund), describe how the funds comply with asset coverage requirements for unfunded commitments and how management reasonably believes each fund will have adequate coverage to satisfy its commitments.

Management Response: The Price Funds have policies and procedures providing for daily compliance testing related to asset coverage, as required by Section 18 of the Investment Company Act of 1940, and supplemented by Investment Company Act Release No. 10666 and other relevant guidance relating to a registered investment company’s use of senior securities. Under that policy, the Price Funds maintain liquid assets in an amount that is sufficient to cover 100% of the value of any outstanding unfunded loan commitments. We believe the policy provides adequate coverage to satisfy any unfunded loan commitments.

23.	Staff Comment: For Price Funds holding bank loans (e.g., Floating Rate Fund and High Yield Fund), please disclose amounts received for other income items related to these loans, such as consent fees, and disclose income recognition policies if significant.

Management Response: The Price Funds’ policy is to disclose, on a separate line on the statement of operations, any balance that exceeds 5% of investment income, in accordance with S-X Rule 6-07.1. To the extent that this materiality threshold is exceeded, we will present a separate line item and, as appropriate, add disclosure in the notes to financial statements to describe the line item.

24.	Staff Comment: The staff noted that a materiality threshold appears to be applied to the quantitative significant unobservable inputs table and sensitivity of inputs disclosure required by ASC 820. Please describe the Price Funds’ policy for these disclosures.

Management Response: The Price Funds’ policy is to apply a materiality threshold when determining whether the disclosures required by ASC 820-10-50-2bbb and g for Level 3 securities will be included in a fund’s notes to financial statements.

25.	Staff Comment: The staff noted that Institutional Frontier Markets Equity Fund disclosed Saudi Arabian participation notes in the fund’s prospectus as a principal investment strategy; however, there was no specific reference to how participation notes were valued in the fund’s notes to financial statements. Please consider including disclosure specific to the valuation of Saudi Arabian participation notes in the fund’s notes to financial statements.

Management Response: The Price Funds’ policy for valuation of Saudi Arabian stock participation notes is to use the same pricing methodology as the underlying ordinary share of common stock, with valuation being equivalent to the last quoted sale price or, for certain markets, the official closing price at the time the valuation was made. Similar to a non-U.S. equity security, the last quoted price may be adjusted to reflect the fair value of such security at the close of the NYSE, if the fund determines that developments between the close of the foreign market and the close of the NYSE will affect the value of the security. The same valuation methodology is employed for both equity securities and participation notes, and the valuation methodology for equity securities, including those that are non-U.S. equity securities, is disclosed in the valuation note within the notes to the financial statements. Additionally, we include disclosure in the fund’s notes to financial statements describing Saudi Arabian participation notes, including a statement that “Participation notes provide the economic benefit of common stock ownership to the fund.” We believe that our current disclosures are adequate for a reader of the financial statements to understand the valuation of Saudi Arabian participation notes. However, as soon as practicable, but no later than the April 30, 2017 semiannual reports, we will add disclosure in the notes to financial statements specific to valuation of Saudi Arabian participation notes, so long as they continue to be material investments for the fund.

26.	Staff Comment: The staff noted that many Price Funds that disclosed material trades pursuant to Rule 17a-7 of the Investment Company Act of 1940, as amended (cross trades), disclosed $0 of realized gain or loss. Please confirm that $0 is accurate, and describe the types of securities sold in these cross trades.

Management Response: The cross trades noted by the staff as disclosing $0 of realized gain or loss were generally purchases or sales of variable rate demand notes, which are generally valued at par; in the absence of a broker spread, $0 realized gain or loss is reasonable.

27.	Staff Comment: The staff noted for Equity Income Portfolio (EIP) that the fund disclosed in its notes to financial statements that it will incur legal expenses related to the Tribune Company litigation. Is there an estimate or range of possible legal expenses? Should a specific amount be disclosed or accrued?

Management Response: We are unable to accurately estimate an amount or range of possible legal expenses associated with the Tribune Company litigation; thus, a specific accrual has not been recorded for EIP, nor has disclosure of an estimate or range been included in the notes to the financial statements. Legal expenses are recorded as incurred, and actual expenses incurred to date have been immaterial to each fiscal period and in aggregate. We believe the current disclosure is appropriate.

28.	Staff Comment: The staff noted a 40-33 filing on May 18, 2016 for certain Price Funds, including High Yield Fund. Should the fund have included disclosure related to this filing in its May 31, 2016 financial statements regarding the impact on this filing and future filings?

Management Response: Consistent with the requirements of Form N-1A, our statement of additional information (SAI) includes language on this proceeding under the heading “Legal Proceedings.” Although we do not feel that the plaintiffs in this proceeding are likely to be successful on the merits, we note that, even if the plaintiffs are successful, T. Rowe Price Associates, Inc. (Price Associates), and not the named funds, would be required to repay each named fund of all allegedly excessive investment advisory fees paid by such fund from one year prior to the filing of the complaint, and any compensatory damages would be against Price Associates and not the named funds. ASC 450-30-50-1 states, “adequate disclosure shall be made of a contingency that might result in a gain, but care shall be exercised to avoid misleading implications as to the likelihood of realization.” Since the proceeding is still in its early stages, we do not yet have a sense of the likelihood of potential payments or the potential financial impact to the named funds. We are particularly sensitive to disclosing this as a gain contingency, as erroneously disclosing a gain contingency in an open-end fund’s financial statements may result in a shareholder transacting on this information, as a recorded gain would directly increase the NAV that a shareholder would receive upon a sale of shares. Based on the early stage of litigation and the requirement to avoid misleading implications regarding the likelihood of a gain, we believe that we properly excluded disclosure of this litigation from the May 31, 2016 financial statements of the fund.

29.	Staff Comment: Rule 2a-7(h)(10)(iv) under the Investment Company Act of 1940 requires each money market fund (MMF) to post on its website, “A link to a Web site of the Securities and Exchange Commission where a user may obtain the most recent 12 months of publicly available information filed by the money market fund pursuant to §270.30b1-7.” Please indicate where this link is located for the T. Rowe Price MMFs.

Management Response: A link to the SEC website where a user may obtain the most recent 12 months of publicly available information filed by the fund is included in each T. Rowe Price MMF’s monthly holdings report, which are posted on the T. Rowe Price website. We believe that this disclosure complies with Rule 2a-7(h)(10)(iv).

For example, a link for Government Money Fund (formerly Prime Reserve Fund) is included in the fund’s October 2016 holding report, which is posted on the T. Rowe Price website shown below:
https://www4.troweprice.com/pcs/pcs-literature/mvc/MonthlyHoldings/PRF/active/us/en/retrieveSingleDocument

30.	Staff Comment: The staff noted that for STB, the fund’s prospectus states, “The fund will only purchase securities that are rated within one of the four highest credit categories at the time of purchase by at least one major credit rating agency or, if unrated, deemed to be of comparable quality by T. Rowe Price. The fund may continue to hold a security that has been downgraded after purchase.” At May 31, 2016, the quality diversification table in management’s discussion of fund performance (table) states that 5% of the fund’s net assets were invested in securities rated BB or below. Please describe how this is consistent with the fund’s principal investment strategies.

Management Response: It is the Price Funds’ policy to prepare the table using ratings supplied by Moody’s as the primary source of data. If Moody’s does not rate a particular security, the table will be prepared using a rating from S&P as a first alternative and then a rating from Fitch as a second alternative. For 3% of the securities included in the BB or lower category in the table for STB, based on ratings from Moody’s at May 31, 2016, the S&P and/or Fitch rating for those securities was BBB or higher. Per the fund’s prospectus, only one of the major credit rating agencies must rate a security in the top four credit categories in order for the security to be considered eligible for investment by the fund. The remainder of the securities in the BB or lower category in the table as of May 31, 2016 had been purchased with a credit rating of BBB or higher at time of purchase, and since their purchase, the credit rating has been lowered. As indicated in STB’s prospectus, this restriction is evaluated at the time of purchase and does not require a holding to be sold if its credit quality rating is later downgraded. We consider the credit quality of the securities held at May 31, 2016 to be consistent with the fund’s principal investment strategies.

31.	Staff Comment: The staff noted that for STB at May 31, 2016, the fund held 21% in asset-backed securities. The fund’s prospectus does not indicate that asset-backed securities are a principal investment strategy. Please consider including asset-backed securities as principal investment strategy of fund.

Management Response: We note that the prospectus for STB currently includes disclosure on asset-backed securities as an additional strategy (although not a principal strategy) with accompanying risk disclosure in the statutory section of the prospectus. Based on the level of exposure to asset-backed securities, we intend to revise the prospectus to include asset-backed securities as a principal investment strategy with accompanying risk disclosure during the fund’s next annual prospectus update.

32.	Staff Comment: The staff noted that for New Income Fund (NIF), the fund’s prospectus states, “…the fund may invest up to 5% of its total assets in securities that have received below investment-grade ratings from each of the rating agencies that have assigned ratings to the securities or, if unrated, deemed to be below investment-grade quality by T. Rowe Price (high yield or “junk” bonds).” At May 31, 2016, the quality diversification table in management’s discussion of fund performance (table) states that 8% of the fund’s net assets were invested in securities rated BB or below. Please describe how this is consistent with the fund’s principal investment strategies.

Management Response: As described in our response to Staff Comment 30 above, it is the Price Funds’ policy to prepare the table using percentages of net assets, with ratings supplied by Moody’s as the primary source of data. If Moody’s does not rate a particular security, the table will be prepared using a rating from S&P as a first alternative and then a rating from Fitch as a second alternative. The fund’s prospectus states, “the fund may invest up to 5% of its total assets in securities that have received below investment-grade ratings from each of the rating agencies that have assigned ratings to the securities or, if unrated, deemed to be below investment-grade quality by T. Rowe Price (high yield or “junk” bonds).” (emphasis added) In addition, the fund’s prospectus states “up to 15% of the fund’s total assets may be invested in ‘split-rated securities,’” which are securities that have been rated investment grade by at least one rating agency but below investment grade by another rating agency. At May 31, 2016, approximately 7% of total assets were invested in securities rated BB or below based on Moody’s ratings. Of the 7% of total assets invested in securities with a rating of BB or below by Moody’s, approximately 3% have been rated BBB or higher by another rating agency, resulting in a remaining balance of 4% of total assets invested in securities rated BB or below. We consider the credit quality of the securities held at May 31, 2016 to be consistent with the fund’s principal investment strategies.

If you have any additional questions or would like to discuss any response, please contact me (410-345-5738, cathy_mathews@troweprice.com), Alan Dupski (410-577-5143, alan_dupski@troweprice.com), or Brian Poole (410-345-6646, brian_poole@troweprice.com).

Respectfully,

/s/ Catherine D. Mathews

Catherine D. Mathews
Treasurer, T. Rowe Price Funds

cc:	Betsy Johnson – Partner, PricewaterhouseCoopers LLP
Darrell Braman – Managing Counsel, T. Rowe Price
John Gilner – Chief Compliance Officer, T. Rowe Price
Alan Dupski – Senior Manager, T. Rowe Price

Appendix

10/31/15:
811-05833 – TRP Institutional International Funds – Institutional Frontier Markets Equity Fund
811-10093 – TRP U.S. Bond Enhanced Index Fund
811-10063 – TRP International Index Fund
811-07093 – TRP Summit Funds, Inc. – Cash Reserves Fund (f/k/a Summit Cash Reserves Fund)
811-07095 – TRP Summit Municipal Funds, Inc.:
●	Summit Municipal Money Market Fund
●	Summit Municipal Intermediate Fund
●	Summit Municipal Income Fund
12/31/15:
811-07145 – TRP International Series, Inc. – International Stock Portfolio
811-07143 – TRP Equity Series, Inc.:
●	Blue Chip Growth Portfolio
●	Equity Income Portfolio
●	New America Growth Portfolio
●	Mid-Cap Growth Portfolio
●	Health Sciences Portfolio
●	Equity Index 500 Portfolio
●	Personal Strategy Balanced Portfolio
811-22293 – TRP U.S. Large-Cap Core Fund
811-07153 – TRP Fixed Income Series, Inc.:
●	Limited-Term Bond Portfolio
●	Government Money Portfolio (f/k/a Prime Reserve Portfolio)
811-02958 – TRP International Funds, Inc.:
●	International Bond Fund
●	Emerging Markets Bond Fund
●	Emerging Markets Local Currency Bond Fund
2/29/2016:
811-04521 – TRP State Tax-Free Income Trust:
●	Virginia Tax-Free Bond Fund
●	New York Tax-Free Bond Fund
●	New York Tax-Free Money Fund
●	New Jersey Tax-Free Bond Fund
●	Georgia Tax-Free Bond Fund
●	Maryland Tax-Free Money Fund
●	Maryland Short-Term Tax-Free Bond Fund
●	Maryland Tax-Free Bond Fund
811-04525 – TRP California Tax-Free Income Trust:
●	California Tax-Free Money Fund
●	California Tax-Free Bond Fund
811-03872 – TRP Tax-Free Short-Intermediate Fund
811-02684 – TRP Tax-Free Income Fund
811-04163 – TRP Tax-Free High Yield Fund
811-03055 – TRP Tax-Free Money Fund
811-22968 – TRP Intermediate Tax-Free High Yield Fund
811-08207 – TRP Tax-Efficient Equity Fund
5/31/16:
811-07353 – TRP Corporate Income Fund
811-03894 – TRP Short-Term Bond Fund
811-04441 – TRP GNMA Fund
811-08279 – TRP Reserve Investment Funds, Inc.:
●	Government Reserve Fund (f/k/a Reserve Investment Fund)
●	Treasury Reserve Fund (f/k/a Government Reserve Investment Fund)
811-02603 – TRP Prime Reserve Fund, Inc. – Government Money Fund (f/k/a Prime Reserve Fund)
811-05860 – TRP U.S. Treasury Funds, Inc.:
●	U.S. Treasury Money Fund
●	U.S. Treasury Intermediate Fund
●	U.S. Treasury Long-Term Fund
811-04119 – TRP High Yield Fund
811-22557 – TRP Floating Rate Fund
811-21185 – TRP Inflation Protected Bond Fund
811-03894 – TRP Short-Term Bond Fund
811-21055 – TRP Institutional Income Funds, Inc.:
●	Institutional Core Plus Fund
●	Institutional High Yield Fund
811-07173 – TRP Personal Strategy Funds, Inc.:
●	Personal Strategy Balanced Fund
●	Personal Strategy Growth Fund
●	Personal Strategy Income Fund
811-21149 – TRP Retirement Funds, Inc.:
●	Retirement 2060 Fund
●	Target 2060 Fund
811-2396 – TRP New Income Fund, Inc.